                                                     AS FILED ON AUGUST 22, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

             TENDER OFFER STATEMENT UNDER SECTION 14(D) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Piercing Pagoda, Inc.
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                       (Name of Subject Company (Issuer))

                                Zale Corporation
                             Jewelry Expansion Corp.
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                       (Names of Filing Persons (Offeror))

                          Common Stock, Par Value $0.01
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                         (Title of Class of Securities)

                                    720773100
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                      (CUSIP Number of Class of Securities)

                                  Alan P. Shor
                          Executive Vice President and
                             Chief Operating Officer
                                Zale Corporation
                            901 West Walnut Hill Lane
                            Irving, Texas 75038-1003
                            Telephone: (972) 580-4576

                                    Copy To:
                           W. Brinkley Dickerson, Jr.
                              Troutman Sanders LLP
                        600 Peachtree Street, Suite 5200
                             Atlanta, Georgia 30308
                            Telephone: (404) 885-3822
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction Valuation                          Amount of Filing Fee

$205,000,000                                    $41,000
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*Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all 8,941,239 outstanding Shares of Piercing Pagoda, Inc. at a purchase price of $21.50 per share. The transaction value also includes the offer price of $21.50 per share, less the average exercise price of outstanding options of $12.08 per share multiplied by the number of outstanding options, which is 934,423, and the offer price of $21.50 per share multiplied by an estimated number of shares outstanding under Piercing Pagoda, Inc.'s employee stock purchase plan. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of this transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not Applicable        Filing Party Not Applicable
                          --------------------               -------------------
Form or Registration No.: Not Applicable        Date Filed:  Not Applicable
                          --------------------               -------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (the "Statement") relates to the offer by Jewelry Expansion Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Zale Corporation, a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Piercing Pagoda, Inc., a Delaware corporation (the "Company"), at a purchase price of $21.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

         All information in the Offer to Purchase, including all schedules thereto, are incorporated by reference in answer to all of the items in this Statement.

ITEM 10.    FINANCIAL STATEMENTS OF CERTAIN BIDDERS

         Not Applicable

ITEM 12.    EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBITS
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(a)(1)    Offer to Purchase, dated August 22, 2000.

(a)(2)    Letter of Transmittal.

(a)(3)    Notice of Guaranteed Delivery.

(a)(4)    Guideline for Certification of Taxpayer Identification Number on
          Substitute Form W-9.

(a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6)    Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust
          Companies and other Nominees.

(a)(7) Press Release issued by Zale Corporation on August 11, 2000, announcing the tender offer. This Press Release was filed under cover of Schedule TO with the Securities and Exchange Commission on August
          11, 2000 and is incorporated by reference herein.

(a)(8)    Letter to Employees of Zale Corporation, dated August 11, 2000. This
          Letter was filed under cover of Schedule TO with the Securities and Exchange Commission on August 11, 2000 and is incorporated by reference herein.

(a)(9) Script for August 11, 2000 conference call. This Script was filed under cover of Schedule TO with the Securities and Exchange Commission on August 11, 2000 and is incorporated by reference herein.

(a)(10) Question and Answer Script. This Script was filed under cover of Schedule TO with the Securities and Exchange Commission on August 16,
          2000 and is incorporated by reference herein.

(a)(11)   Summary Newspaper Advertisement, dated August 22, 2000, published in
          The Wall Street Journal.

(b)       None.

(d)(1) Agreement and Plan of Merger, dated as of August 11, 2000, by and among Zale Corporation, Jewelry Expansion Corp. and Piercing Pagoda,
          Inc. (included as Exhibit 10.64 to Piercing Pagoda, Inc.'s Form 10-Q for the quarter ended June 30, 2000, previously filed with the Commission on August 14, 2000 and incorporated by reference herein).

(d)(2)    Tender and Voting Agreement, dated as of August 11, 2000 (included as
          Exhibit 10.65 to Piercing Pagoda, Inc.'s Form 10-Q for the quarter ended June 30, 2000, previously filed with the Commission on August
          14, 2000 and incorporated by reference herein).

(d)(3) Restrictive Covenant Agreement, dated as of August 11, 2000, by and between Zale Corporation and Richard H. Penske (included as Exhibit
          10.66 to Piercing Pagoda, Inc.'s Form 10-Q for the quarter ended June
          30, 2000, previously filed with the Commission on August 14, 2000 and incorporated by reference herein).

(d)(4) Mutual Non-Disclosure Agreement, dated as of March 28, 2000, by and between Zale Corporation and Piercing Pagoda, Inc.

(d)(5)    Letter Agreement, dated as of July 7, 2000, by and among Zale
          Corporation, Piercing Pagoda, Inc. and Richard H. Penske.

(g)       None.

(h)       None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: August 21, 2000               ZALE CORPORATION



                                      By: /s/ Alan P. Shor
                                      -----------------------------------------
                                      Alan P. Shor, Executive Vice President
                                           and Chief Operating Officer


Dated: August 21, 2000            JEWELRY EXPANSION CORP.



                                  By:  /s/ Alan P. Shor
                                      -----------------------------------------
                                      Alan P. Shor, President

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBITS
-------------------------------------------------------------------------------
(a)(1)    Offer to Purchase, dated August 22, 2000.

(a)(2)    Letter of Transmittal.

(a)(3)    Notice of Guaranteed Delivery.

(a)(4)    Guideline for Certification of Taxpayer Identification Number on
          Substitute Form W-9.

(a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6)    Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust
          Companies and other Nominees.

(a)(11)   Summary Newspaper Advertisement, dated August 22, 2000, published in
          The Wall Street Journal.

(d)(4) Mutual Non-Disclosure Agreement, dated as of March 28, 2000, by and between Zale Corporation and Piercing Pagoda, Inc.

(d)(5)    Letter Agreement, dated as of July 7, 2000, by and among Zale
          Corporation, Piercing Pagoda, Inc. and Richard H. Penske.